Issuer Free Writing Prospectus Filed

Pursuant to Rule 433

Relating to Preliminary Prospectus

Supplement dated August 17, 2021

to Prospectus dated June 15, 2021

Registration Statement No. 333-257114

PENNYMAC MORTGAGE INVESTMENT TRUST

6.75% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

August 17, 2021

Issuer:	PennyMac Mortgage Investment Trust

Securities Offered:	6.75% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest (“Series C Preferred Shares”)

Shares Offered:	10,000,000 Series C Preferred Shares

Over-Allotment Option:	1,500,000 Series C Preferred Shares

Trade Date:	August 17, 2021

Settlement and Delivery Date:	August 24, 2021 (T+5)

Public Offering Price:	$25.00 liquidation preference per share; $250,000,000 in aggregate liquidation preference assuming the over-allotment option is not exercised and $287,500,000 in aggregate liquidation preference assuming the over-allotment option is exercised in full

Underwriting Discount:	$0.7875 per share; $7,875,000 total assuming the over-allotment option is not exercised and $9,056,250 total assuming the over-allotment option is exercised in full

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $242,125,000.00 total assuming the over-allotment option is not exercised and $278,443,750.00 total assuming the over-allotment option is exercised in full

Dividend Rate:	From, and including, the date of original issuance at a fixed rate equal to 6.75% per annum based on the $25.00 per share liquidation preference, or $1.6875 per share

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on the 15th day of each March, June, September and December (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be August 24, 2021. The first dividend will be payable on December 15, 2021 in the amount of $0.52031 per share and will be paid to the persons who are the holders of record of the Series C Preferred Shares at the close of business on the corresponding dividend record date, which is December 1, 2021.

Dividend Record Date:	The first day of the calendar month, whether or not a business day, in which the applicable dividend payment date falls; the first dividend record date will be December 1, 2021.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Beginning August 24, 2026

Conversion Rights:

Share Cap: 2.65534

If the Common Share Price (as defined in the Preliminary Prospectus Supplement) is less than $9.415 per share (which is 50% of the per share closing price of the Issuer’s common shares reported on the New York Stock Exchange on August 16, 2021), subject to adjustment in certain circumstances, the holders of the Series C Preferred Shares will receive a maximum of 2.65534 of the Issuer’s common shares per Series C Preferred Share.

Proposed NYSE Listing Symbol:	PMT PrC

CUSIP:	70931T 509

ISIN:	US70931T5092

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a base prospectus dated June 15, 2021) and a preliminary prospectus supplement dated August 17, 2021 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, BofA Securities, Inc. by calling toll-free at 1-800-294-1322 or emailing to dg.prospectus_requests@bofa.com, Goldman Sachs & Co. LLC by calling 1-866-471-2526 or by emailing Prospectus-ny@ny.email.gs.com, Keefe, Bruyette & Woods, Inc. by calling toll-free (800) 966-1559, RBC Capital Markets, LLC by calling (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com, UBS Securities LLC by calling toll-free (888) 827-7275, or Wells Fargo Securities, LLC by calling toll-free 1-800-645-3751.